United States securities and exchange commission logo





                              January 17, 2021

       Steven J. Sell
       Chief Executive Officer
       Agilon Health Topco, Inc.
       1 World Trade Center, Suite 2000
       Long Beach, CA 90831

                                                        Re: Agilon Health
Topco, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            CIK No. 0001831097

       Dear Mr. Sell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Based on your cover page disclosure, it appears you intend to list your common stock on an exchange. In your
first amendment to your draft registration statement, please identify the exchange on which
you plan to list your common stock.
       Market and Industry Data, page ii

   2. Your statement that you have not had third party information independently verified by any independent sources
may imply an inappropriate disclaimer of responsibility with respect to the third
party information. Please either delete the statement or specifically state that you are
responsible for such information. Also, tell us whether you
 Steven J. Sell
Agilon Health Topco, Inc.
January 17, 2021
Page 2
         commissioned any of the market or industry data, including any surveys, that you reference in the prospectus.
Prospectus Summary, page 1

3. Please revise your Summary to eliminate repetitive disclosure and to focus on the material aspects of your offering. Please note that the Summary should not include a lengthy description of your industry, business strategies, strengths and platform capabilities. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation.
4. Please revise the Summary to balance the positive aspects of your business with a similarly prominent discussion of risks and challenges you face in pursuing this new business model. In this regard, we note numerous references to growth and profitability without any reference to net losses or the relatively short period of time you have been focusing on the Medicare line of business. Also, revise the opening paragraph to explain that you entered your first physician partnership in 2017.
5. Please revise the Summary to explain the meaning of all abbreviations and defined terms at first use so that investors can understand the industry and your business model.
6. We refer to the graphics appearing at the top of page 1. Please revise to highlight your
         "addressable market" rather than the much larger Medicare Market. Also balance your revenue presentation by providing equally prominent disclosure highlighting your net losses for the same 12-month period. With reference to the comment above, also consider relocating these graphics from the very front of the Summary so that investors have context to understand your industry, business model and results when they encounter the graphics.
7. Please revise the Overview to provide clarity to your business model by including a brief, consolidated discussion that focuses on the contractual rights and obligations contained in your arrangements with Payors and primary care physician groups so that it is clear how everyone in the system is compensated/incentivized and so that investors can understand the risks you are assuming and the key drivers to profitability. For instance, and without limitation, we note disclosures contained elsewhere that:
           you are financially responsible for your physician partners provision of a defined spectrum of healthcare services to your members, in exchange for a defined monthly fee for each of your members and that you generally accept full financial risk for members attributed to contracted primary care physicians;
           you pay a base compensation to some or all of your physician groups; your capitation arrangements with Payors are generally one to three-years in duration
FirstName LastNameSteven       J. Sell
            and that in the future you will need to negotiate favorable terms with key Payors such
Comapany as NameAgilon    Healthand
               Humana, Aetna       Topco,  Inc.
                                      United Healthcare; and
January    17,you
             2021indemnify
                   Page 2 Payors against third-party claims.
FirstName LastName
 Steven J. Sell
FirstName  LastNameSteven
Agilon Health  Topco, Inc. J. Sell
Comapany
January 17,NameAgilon
            2021        Health Topco, Inc.
January
Page 3 17, 2021 Page 3
FirstName LastName
8. With reference to the disclosure on page 40, please revise your disclosure on pages 1 and 8 concerning the Direct Contracting Model to explain, if true, that this program did not account for any of your revenues in the most recent nine-month period.
9. Please revise to identify the "2019 article" that you reference on page 2 and the "recent surveys" that you reference on page 117.
10. Please revise the first paragraph on page 4 to clarify the time frame in which you measured the 46% growth.
11.      We refer to your disclosure on page 12 under the "Long-Term Economic
Model"
         heading. Please tell us your basis for claiming the ability to generate significant, recurring and growing medical margin in concert with your physician partners over the course of your long-term partnerships. In this regard, we note that your agreements typically extend
         20 years and you entered your first agreement in 2017.
12. With reference to your disclosure on pages 52, 136 and F-9, please tell us, and revise, as applicable to explain whether your market opportunity is limited to states where you will not be required to obtain an insurance license.
Our Equity Sponsor and Organizational Structure, page 16

13. Please tell us why it is appropriate to identify CD&R as your "Equity Sponsor." In this regard, please clarify whether CD&R has any duties, obligations or roles beyond that of a controlling shareholder.
14. Please tell us, and revise as applicable to clarify, whether the Subsidiaries are wholly-
         owned risk bearing entities (RBEs) and independent practice associations. In addition, revise your disclosures on page 127 to clarify whether your RBE entities are wholly-
         owned. In this regard, your disclosure at the top of page 127 says that they are wholly-
         owned entities while your disclosure in the second paragraph states that physician groups historically are entitled to receive equity in their local RBE.
Agilon Health Topco is a holding company with no operations of its own, page 58

15. We note your disclosure that you are a holding company with no operations of your own and you depend on your subsidiaries to fund all of your operations and expenses. We also note that you are contractually required, and may be required by state laws or regulations, to maintain specific prescribed minimum amounts of capital in certain subsidiaries. Please revise, where appropriate, to quantify the minimum amounts of capital your subsidiaries are required to maintain and provide additional detail regarding the nature of the contracts and state laws and regulations that impose such requirements.
Use of Proceeds, page 70

16. With reference to Item 504 of Regulation S-K, please revise to identify the principal purposes and the approximate amount intended to be used for each such purpose. For
 Steven J. Sell
FirstName  LastNameSteven
Agilon Health  Topco, Inc. J. Sell
Comapany
January 17,NameAgilon
            2021        Health Topco, Inc.
January
Page 4 17, 2021 Page 4
FirstName LastName
         instance, we note that your disclosure on page 26 indicates that you will need to raise capital to fund start-up costs pertaining to the initial stages of development for your physician partner relationships and program initiatives.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, Common Stock Valuation, page 101

17. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock based compensation.
Overview, page 103

18. Please revise your chart and graphics so that all information is clearly legible and readers are able to tell what the graphic is intended to describe. For example, please increase the font size of the text in the graphic on page 103.
Platform Capabilities, page 113

19. We note your disclosure that in 2021, you anticipate working with 14 payors across a total of approximately 40 local contracts. Please also disclose the number of current payors.
Impact of COVID-19 Pandemic on Our Business, page 125

20. We note your disclosure that beginning in late March 2020 and extending into the third quarter of 2020, your members incurred lower healthcare costs than you would have otherwise expected, which resulted in lower medical services expenses incurred. Please revise to quantify the amount of the decrease in medical services expenses incurred.
Physicians, page 126

21. We note the discussion of base compensation on page 127. Please revise to explain your compensation arrangements with physician groups, if any, where base compensation is not guaranteed.
Payors, page 127

22. We note your disclosure that for the nine months ended September 30, 2020, Humana,
         Aetna and United Healthcare collectively represented approximately 69% of your total revenue. With reference to page F-47, please identify the Payor that accounted for 38% of your revenues for that period and 44% for FY2019. Also, file your capitation contract with this Payor as an exhibit to your registration statement. Competition, page 129

23. We note your disclosure in the Summary and elsewhere explaining that you have
 Steven J. Sell
Agilon Health Topco, Inc.
January 17, 2021
Page 5
      developed a first of its kind total care model, that many of your accomplishments are industry-firsts and that you have implemented the first MA multi-payor, globally capitated risk model with a community-based physician group in all of your diverse anchor geographies. Please revise your disclosure in the Competition section to explain whether your primary competitors have adopted the same model as you or whether they employ a different or modified one. Also discuss whether they compete in your anchor geographies.
Human Capital, page 130

24. Please revise to indicate whether the 581 employees includes or excludes the primary care physicians with whom you partner.
Consolidated Financial Statements for the Year Ended December 31, 2019
Note 17. Variable Interest Entities, page F-30

25. We reference the disclosures that you consolidate the Risk Bearing Entities (RBEs) as the primary beneficiary because you have: (i) the ability to control the activities that most
      significantly impact the VIEs    economic performance; and (ii) the
obligation to absorb
      losses or right to receive benefits that could potentially be significant to the RBEs. Please revise to also disclose the significant judgments and assumptions that you considered in determining that those criteria were met and that you are the primary beneficiary.
      Reference ASC 810-10-25-38.
General

26. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Kristin Lochhead at (202) 551-3664 or Lynn Dicker at
(202) 551-
3616 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Joe McCann at
(202) 551-
6262 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven J. Sell
                                                             Division of
Corporation Finance
Comapany NameAgilon Health Topco, Inc.
                                                             Office of Life
Sciences
January 17, 2021 Page 5
cc:       Paul M. Rodel, Esq.
FirstName LastName